Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 31, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

NEWS RELEASE

Interim results 2006

Gallaher Group Plc will be announcing its interim results for the six months ended 30 June 2006 on Wednesday 6 September 2006.

31 May 2006

For further information, please contact:

Claire Jenkins – director, investor relations	Tel: 01932 372000

Anthony Cardew – Cardew Group	Tel: 020 7930 0777

Registered Office: Members Hill, Brooklands Road, Weybridge, Surrey KT13 0QU, UK
Tel: +44 (0) 1932 372000 Fax: +44 (0) 1932 372792  www.gallaher-group.com
Registered in England Number 3299793

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: May 31, 2006	Title:	Programme Manager